CONFIDENTIAL TREATMENT REQUESTED

BY INTELLON CORPORATION

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*****]”.

November 8, 2007

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC 20549

Mail Stop 6010

Attn:	Russell Mancuso
Tom Jones
Angela Crane
Kevin Kuhar

Re:	Intellon Corporation
Registration Statement on Form S-1
File No. 333-144520
Initially Filed on July 12, 2007

Ladies and Gentleman:

On behalf of Intellon Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 16, 2007 relating to the Company’s Amendment Number 3 to the Registration Statement on Form S-1 (File No. 333-144520) filed with the Commission on October 4, 2007 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 4.

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION
November 8, 2007

defined herein shall have the meaning ascribed thereto in Amendment No. 4. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 4. References to “we,” “our” or “us” mean the Company or its advisor, as the context may require.

Claims that we have infringed upon third-party intellectual property rights …, page 18

1.	Please refer to prior comment 4. Please expand the risk factor to identify counsel. Also, file as an exhibit the consent of counsel.

RESPONSE TO COMMENT 1:

The Company supplementally advises the Staff that although the Company did receive advice from counsel in making these decisions, the Company will not be able to obtain the consent of such counsel to disclose its name in the Registration Statement. Accordingly, the Company has revised the disclosure on page 20 of Amendment No. 4 to remove the phrases “and advice from counsel” and “based on advice of counsel.”

2.	Please balance your disclosure regarding that you “may seek” licenses with disclosure of the present negotiations mentioned in response 4.

RESPONSE TO COMMENT 2:

The Company has revised disclosure on page 20 of Amendment No. 4 to provide a description of the cross license that is subject to current negotiations. Further, the Company supplementally advises the Staff that it believes that the non-exclusive cross license which the Company is seeking from the third party as described on page 20, is not only required to be given to the Company pursuant to the HomePlug Powerline Alliance membership agreement, but also such license must also be given on non-exclusive, reasonable and non-discriminatory terms.

Use of Proceeds, page 31

3.	We note the revised disclosure in response to prior comment 5 includes a cite to “Interests of our Affiliates in the Offering” which appears on page 116. However, we note that this section does not address the vesting of options and restricted stock mentioned on page 108. Please revise.

RESPONSE TO COMMENT 3:

The Company has revised page 123 of Amendment No. 4 to include disclosure of accelerated vesting of options and restricted stock issued under the Company’s Director Stock Plan upon the closing of the Company’s initial public offering.

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION
November 8, 2007

Intellectual Property, page 66

4.	Please refer to prior comment 7. Please be advised that we may have additional comments after you respond to our comments on your confidential treatment application.

RESPONSE TO COMMENT 4:

The Company has resubmitted its confidential treatment application in response to the Staff’s comments by letter dated September 14, 2007 (the “Revised Confidential Treatment Request”). In response to prior comment 7, the Company previously disclosed the duration and termination provision of the license with Intel. Upon completing and submitting the Revised Confidential Treatment Request, the Company has evaluated its current disclosure regarding the scope of the property covered by the technology collaboration and license agreement with Intel (the “Intel Agreement”) and respectfully submits that it has provided a reasonable description of the intellectual property covered by such license and the uses that may be made of the licensed property by Intel. The Company acknowledges that the Staff may have additional comments relating to the description of the Intel Agreement.

Short-Term Cash Incentive Awards, page 85

5.	Please refer to the first sentence of prior comment 11. Please clarify how the input from the search firm indicated that the award targets were necessary to induce Mr. Furtney and Mr. McGee to join your company.

RESPONSE TO COMMENT 5:

The Company retained an executive search firm to assist in its efforts to fill certain executive positions. Once the Company identified Messrs. Furtney and McGee as potential executive officer candidates, the executive search firm assisted in the negotiation process with these individuals, including acting as the intermediary between such executives and the Company. During negotiations, the search firm indicated to the Company that the preliminary salary and bonus targets proposed by the Company were not acceptable to either candidate and that the search firm did not believe that either candidate would accept the respective position based on the salary and bonus targets offered by the Company. The search firm did not provide any other basis for its advice. As the search firm did not provide any other information that would allow the Company to expand the existing disclosure and as the salary and bonus targets resulted from arms length negotiations between the Company and the respective individuals, the Company has revised page 89 of Amendment No. 4 to delete any reference to the search firm.

6.	Please refer to prior comment 13. Please substantially expand your response to explain in detail how competitors could use information regarding a past target to cause competitive harm. Also, expand your response to state whether the information is material to investors.

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION
November 8, 2007

RESPONSE TO COMMENT 6:

The Company respectfully supplementally submits to the Staff that disclosure of additional information about past, as well as current and future, targets regarding quantitative or qualitative performance related factors would cause substantial harm to the Company. The Company believes that the following competitive harm would result to the Company from the disclosure of additional information about incentive compensation targets:

1. Competitors would provide information to the Company’s customers indicating that the Company failed to meet its internal sales, technology or product development goals, management improvement goals, budgeted cash flow goals or financing goals. Such competitors would attempt to use this information to create competitive harm to the Company by claiming that these goal misses show that the Company is having problems or is unreliable as a business partner or supplier.

2. Competitors would use information indicating that the Company failed to meet its internal sales, technology or product development goals or its management improvement goals to identify areas that the competitors could exploit by allocating more resources to their own development or management efforts, or to alter their pricing, marketing or business strategies, in a manner that would enable them to compete more effectively with the Company.

3. Competitors would use information about the Company’s internal development targets to determine the time that the Company allocates between internal development targets and external (publicly-announced) product release dates, thereby allowing the competitors to more effectively time their own new product introductions.

4. Competitors would use information about the Company’s relative success in meeting internal yield and cost targets of its integrated circuits to determine how to price their own integrated circuits.

5. Competitors would use information about the specific customers or market areas that the Company had targeted for design win goals or sales revenue goals to identify customers that the competitors should target for their own sales efforts.

6. As substantially all of the Company’s technology and integrated circuit development projects require more than a single calendar year to complete, the disclosure of the interim benchmarks and deliverable goals for these projects included in the Company’s annual cash incentive plan would expose the existence of new technologies and products to competitors and to the public before the Company has determined to announce those technologies or products, giving competitive advantage to competitors and forcing the Company to disclose such projects prematurely.

Please find below a table outlining (i) the performance goals set by the Company and (ii) the corresponding applicable competitive harms set forth above that would result from disclosure of additional information about such goals:

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION
November 8, 2007

Company or Individual Goal	Competitive Harm
Company goals:
Achieving targeted annual revenue	1, 2
Operating within budgeted cash flow parameters	1, 2
Positioning the Company for a successful financing or capital markets transaction	1, 2
Achieving customer design wins	1, 5
Positioning HomePlug-based technology in the marketplace	1, 2, 5
Achieving research and development targets for the Company’s product roadmap	1, 3, 6
Strengthening the Company’s marketing and engineering execution	1, 2
Improving the Company’s operating efficiency	1, 2, 4

Earnshaw individual goals:
Achievement of seven research, design or production milestones relating to existing or future products	1, 3, 6
Achievement of cost reduction targets for three existing products	1, 2, 4
Achievement of management process improvements in three areas	1, 2

Casby individual goals:
Achievement of a specified revenue target	1, 2
Operating within the sales group’s budget	1, 2
Achievement of design win and volume production targets in four customer or product categories	1, 2, 5

Carr individual goals:
Preparation of internal control and disclosure systems for a potential public offering	This goal is already fully described in the Prospectus
Taking a more proactive role in financial operations, internal financial and performance reviews and operations improvement throughout the Company	This goal is already fully described in the Prospectus
Positioning the Company for a successful capital markets transaction	This goal is already fully described in the Prospectus
Maintaining the Company’s quality certification	1, 2
Managing and completing the Company’s business plan and budget by a specified date	Other than the specified date, this goal is already fully described in the Prospectus

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION
November 8, 2007

The Company also respectfully notes to the Staff that it believes the foregoing harms would occur regardless of whether the goal was a past, present or future goal.

The Registration Statement already includes extensive disclosure and discussion of both quantitative and qualitative performance targets, whether an executive met such targets and the actual amount of incentive awards paid to such executives. Accordingly, the Company believes that providing additional detail about specific past targets would provide minimal additional information that would not otherwise be material to investors’ understanding of the approach, system or methodology we use to compensate our executives, but at the same time, would cause substantial harm to the Company.

2006 and 2007 Equity Incentive awards, page 90

7.	Please refer to prior comment 15. Please reconcile the estimated values of $.19 per share and $.32 per share with your response to prior comment 27.

RESPONSE TO COMMENT 7:

The Company advises the Staff that as a private enterprise, the Company has periodically performed valuations to determine the fair value of the Company’s common stock. The Company performed a valuation as of April 30, 2006, which was completed in late July 2006. The compensation committee relied on this valuation to determine the fair value of all restricted stock grants and stock option grants from April 2006 through the end of September 2006. In connection with the valuation performed in December 2006, as disclosed on pages F-18 and F-19, the Company concluded that it was more appropriate to switch from an income-based to a market-based valuation approach. When the Company completed its valuation as of December 31, 2006, the fair market value increased more than expected relative to the April 30, 2006 valuation. As a result, the Company retrospectively performed a valuation of the common stock as of September 30, 2006, which resulted in an increase in the fair market value. As a result, the compensation committee concluded it would be appropriate to increase retrospectively the valuation assigned to equity grants in the August and September 2006 time frame. The factors contributing to the increase in the valuation are disclosed on pages F-19 and F-20 which increased the fair market value of the common stock from $0.19/share to $0.32/share.

The Company did not change the exercise price of the stock options granted during August and September 2006 but, as a result of the retrospective valuation as of September 30, 2006, adjusted the fair market value of the stock options granted during the August/September 2006 time frame to the revised valuation of $0.32/share to determine stock-based compensation expense. The Company did change the fair market value of the restricted stock

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION
November 8, 2007

grants to $0.32/share in order to determine the appropriate employee W-2 income as well as stock based compensation expense for the restricted stock granted during August and September 2006.

Principal and Selling Stockholders, page 117

8.	Please demonstrate that the exclusion from the table of the effect of preferred stock dividends as mentioned in the second paragraph is immaterial to the disclosure regarding each shareholder and group in the table.

RESPONSE TO COMMENT 8:

The Company has revised the Principal Stockholder table on page 124 of Amendment No. 4 to reflect the effect of the Company’s accrued preferred stock dividends as of September 30, 2007 upon conversion of all of the Company’s redeemable convertible preferred stock into shares of the Company’s common stock immediately prior to the completion of the Company’s initial public offering.

Consolidated Statement of Operations, page F-5

9.	We note you provide pro forma information for the six months ended June 30, 2006. Please only provide pro forma earnings per share information for the most recent fiscal year and interim period, as contemplated by Article 11 of Regulation S-X.

RESPONSE TO COMMENT 9:

The Company has revised (i) the Selected Consolidated Financial Data on page 40 of Amendment No. 4, and (ii) the Consolidated Statement of Operations on page F-5 of Amendment No. 4, such that, in each case, the pro forma net loss per share information for the nine-months ended September 30, 2006 is not provided.

Note 1. The Company and Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

10.	Please refer to prior comment 24. We note that you allow some of your distributors to return unsold products if you terminate the relationship. Discuss the frequency with which such terminations occur and estimate the dollar amounts of the repurchases in your response. Confirm that transactions with these distributors qualify as sales at shipment. Specifically address each requirement of paragraph 6 of SFAS 48 in your response.

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION
November 8, 2007

RESPONSE TO COMMENT 10:

The Company supplementally advises the Staff that, while its distributors generally do not have any right of return, the Company has allowed one distributor since 2004 to return unsold product due to a termination in the distribution relationship. This distributor, Jeritronics, Inc., was terminated during 2006 resulting in a return of approximately $40,700 of inventory to the Company, or 0.1% of the Company’s 2006 revenue. The Company accounted for the return as a reduction in revenue, cost of revenue and gross profit in the period the Company terminated the relationship. This is the only distributor the Company has terminated since 2006, and the Company currently has no intention of terminating any additional distribution agreements. The Company advises the Staff that it believes it has met all of the criteria for Recognizing Revenue When Right of Return Exists as disclosed in our revenue recognition policies in the Notes to Consolidated Financial Statements.

The Company met the revenue recognition criteria as set forth in paragraph 6 of SFAS 48 in the following ways.

6.a. The Company’s price to each distributor is either fixed or determinable at the date of sale.

6.b. The Company’s right to payment for the products from its distributors is not contingent on the resale of such products to the distributor’s end-customers.

6.c. Title passes to the Company’s distributors upon shipment (FOB factory dock), and the distributor remains obligated to pay in case of a physical event theft or property destruction or damage to the product.

6.d. Each of the Company’s distributors has the economic substance to pay us for the product.

6.e. The Company has no obligations for future performance to directly bring about the resale of the product by its distributors.

6.f. The Company’s distributors do not have rights of return other than for defective products. Only one of the Company’s distributors has any restocking rights. The Company monitors this distributor’s inventory to ensure products are selling through to their end customer. As of June 30 and September 30, 2007, the distributor with a restocking right had no inventory.

Supplemental Response to Certain Prior Comments

[*****] Information redacted pursuant to a confidential treatment request by Intellon Corporation.

U.S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION
November 8, 2007

Please direct your questions or comments regarding this letter or the Amendment to the undersigned at (202) 416-6829. Thank you for your assistance.

Respectfully submitted,

PROSKAUER ROSE LLP

/s/	Trevor J. Chaplick
Trevor J. Chaplick

cc:	Charles E. Harris, Intellon Corporation
Brian T. McGee, Intellon Corporation
Larissa M. Cochron, Intellon Corporation
Julie H. Jones, Ropes & Gray LLP